January 12, 2011

Doug Jones

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C.  20549

Re:

Play LA Inc.

Form 20-F for Fiscal Year Ended December 31, 2009

Filed April 20, 2010

File No. 00-52311

Dear Doug Jones:

Further to our telephone discussion on January 11, 2011 regarding your correspondence dated December 27, 2010, we confirm that we have been granted an extension to February 17, 2011 to respond to your inquiry.

Sincerely,

PLAY LA INC.

/s/ David Hallonquist

David Hallonquist

Chief Executive Officer

Play LA Inc.

Registered Office

c/o Mossack Fonseca & Co.

Akara Building, PO Box 3136, 24 De Castro Street, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands